210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces 2010 Year End Results

CALGARY, AB, March 17, 2011 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced its financial results and operational highlights for the year ended December 31, 2010.

“2010 was marked by the further expansion of our late-stage clinical program, particularly with respect to the addition of randomized trials and new indications,” said Dr. Brad Thompson, President and CEO of Oncolytics.

“Both during the year and subsequent to year end, we were able to significantly strengthen our balance sheet.  This will allow us to further our goal of moving REOLYSIN® through the last steps of product development.”

Selected Highlights

Since January 1, 2010 the Company has announced:

Clinical Trial Results
•
A poster presentation at the ASCO 2010 Annual Meeting, entitled "A Phase I/II study of oncolytic reovirus plus carboplatin/paclitaxel in patients with advanced solid cancers with emphasis on squamous cell carcinoma of the head and neck (SCCHN),” showing that of 19 head and neck cancer patients evaluable for response, eight (42%) had partial responses and six (32%) had stable disease; mean overall survival in 24 treated head and neck cancer patients was more than eight months;

•
Presentation of interim data from a U.K. translational clinical trial investigating intravenous administration of REOLYSIN® in patients with metastatic colorectal cancer prior to surgical resection of liver metastases. The researchers concluded that reovirus can be successfully delivered specifically to colorectal liver metastases following intravenous administration as a monotherapy and that pre-operative treatment was safe, suggesting that application of oncolytic viral therapy can be widened to the neoadjuvant setting;

•
Publication of a paper entitled "REO-10: A Phase I Study of Intravenous Reovirus and Docetaxel in Patients with Advanced Cancer," by Comins et al in the journal Clinical Cancer Research. The paper reported final results from a combination REOLYSIN and docetaxel trial designed to evaluate the anti-tumour effects of systemic administration of REOLYSIN in combination with docetaxel (Taxotere®) in patients with advanced cancers. A disease control rate (combined complete response, partial response and stable disease) of 88% was observed. The authors concluded that the combination of reovirus and docetaxel was safe, with evidence of objective disease response, and warrants further evaluation in a Phase II study;

•
Start of enrollment and preliminary results from a U.S. Phase 2 clinical trial (REO 017) using intravenous administration of REOLYSIN in combination with gemcitabine (Gemzar®) in patients with advanced pancreatic cancer. Seventeen evaluable patients with pancreatic cancer were expected to be treated in the first stage and if three or more patients received clinical benefit, the study would then proceed to the next stage. This endpoint was met after six evaluable patients were enrolled.

Ongoing Clinical Program
•
Approval from the U.K. Medicines and Healthcare products Regulatory Agency (MHRA) to conduct a Phase 3 trial examining REOLYSIN in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers;

•
Receipt of a No Objection Letter from Health Canada to conduct its Phase 3 trial examining REOLYSIN in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers;

•
Receipt of approval from the Belgian Federal Agency for Medicines and Health Products (FAMHP) to conduct its Phase 3 trial examining REOLYSIN in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers;

•	Opening of enrollment in a Phase 3 trial examining REOLYSIN in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers;
•
The Cancer Therapy & Research Center at the University of Texas Health Science Center (CTRC) had started patient enrolment in a U.S. Phase 2 clinical trial using intravenous administration of REOLYSIN in combination with carboplatin and paclitaxel in patients with squamous cell carcinoma of the lungs (SCC lung cancer);

•	Completion of Phase 1 patient enrollment in a Phase 1/2 clinical trial to investigate the use of REOLYSIN for patients with recurrent malignant gliomas (REO 007);
•
The opening of enrollment in a U.S. Phase 1 study of REOLYSIN in combination with FOLFIRI (Folinic Acid (leucovorin) + Fluorouracil (5-FU) + Irinotecan) in patients with oxaliplatin refractory/intolerant Kras mutant colorectal cancer (REO 022);

•
Start of enrollment in a randomized Phase 2 trial of weekly paclitaxel versus weekly paclitaxel with REOLYSIN in patients with persistent or recurrent, ovarian, fallopian tube or primary peritoneal cancer to be conducted by the Gynecologic Oncology Group (GOG) and sponsored by The Cancer Therapy Evaluation Program, Division of Cancer Treatment and Diagnosis, U.S. NCI, which is part of the National Institutes of Health;

•
The Children's Oncology Group (COG) intent to conduct a Phase 1 trial of REOLYSIN in combination with cyclophosphamide in pediatric patients with relapsed or refractory solid tumors sponsored by the NCI;

•
Start of enrollment in a 2-Arm randomized Phase 2 study of carboplatin, paclitaxel plus REOLYSIN versus carboplatin and paclitaxel alone in the first line treatment of patients with recurrent or metastatic pancreatic cancer sponsored by the NCI;

•
Completion of enrollment in a U.K. translational clinical trial investigating intravenous administration of REOLYSIN in patients with metastatic colorectal cancer prior to surgical resection of liver metastases (REO 013);

Intellectual Property
•
Grant of the Company’s 35th U.S. Patent, No. 7,731,951 entitled "Viruses for the Treatment of Cellular Proliferative Disorders." The patent claims cover methods for treating cell proliferative disorders by administering modified vaccinia virus to proliferating cells having an activated Ras-pathway;

•
Grant of U.S. Patent, No. 7,803,385 entitled "Reoviruses Having Modified Sequences." This is a composition of matter patent that covers the reovirus variant the Company is using in its clinical trial program and expires in 2028;

•	The company now has 41 U.S. patents in total;

Financial
•	Completion of a bought deal financing issuing 5,440,000 units of the Company at a price of $4.60 per Unit for gross proceeds to the Company of approximately $28.77 million;
•
Pursuant to the acceleration of the expiry date of those warrants issued on November 23, 2009, the Company received proceeds of approximately US$6.8 million resulting from the exercise of 1,943,000 warrants; and

•	The exercise of 1,322,750 warrants, issued in connection with the financing that closed on November 8, 2010, providing the Company with proceeds of approximately $8.2 million.

ONCOLYTICS BIOTECH INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31,	$2010	$2009
Assets
Current assets
Cash and cash equivalents	39,296,682	32,448,939
Short-term investments	3,609,246	1,679,937
Accounts receivable	284,988	64,787
Prepaid expenses	278,934	507,408
Total current assets	43,469,850	34,701,071

Non-current assets
Property and equipment	226,911	208,320
Asset held for sale	735,681	684,000
Total non-current assets	962,592	892,320

Total assets	44,432,442	35,593,391

Liabilities And Shareholders’ Equity

Current Liabilities
Accounts payable and accrued liabilities	2,500,682	4,226,933
Total current liabilities	2,500,682	4,226,933

Shareholders’ equity
Share capital Authorized: unlimited Issued 67,958,302 (2009 – 61,549,969)	155,227,915	131,908,274
Warrants	6,066,128	4,511,441
Contributed surplus	19,399,489	13,734,743
Deficit	(138,761,772)	(118,788,000)

Total shareholders’ equity	41,931,760	31,366,458

Total Liabilities And Equity	44,432,442	35,593,391

ONCOLYTICS BIOTECH INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the periods ending December 31,	$2010	$2009	$2008	Cumulative from inception on April 2, 1998 to December 31, 2010 $
Revenue
Rights revenue	—	—	—	310,000

Expenses
Research and development	12,191,809	11,606,514	13,351,875	98,330,100
Operating	4,190,403	3,782,507	4,311,575	32,809,935
Stock based compensation	3,251,041	424,273	64,039	8,444,158
Foreign exchange loss (gain)	346,686	179,716	(68,283)	1,115,829
Amortization - intellectual property	—	180,750	361,500	3,615,000
Amortization - property and equipment	63,156	64,930	48,754	625,237
	20,043,095	16,238,690	18,069,460	144,940,259

Loss before the following	(20,043,095)	(16,238,690)	(18,069,460)	(144,630,259)

Interest	76,934	29,441	519,256	6,640,380
Gain on sale of BCY LifeSciences Inc.	—	—	—	299,403
Loss on sale of Transition Therapeutics Inc.	—	—	—	(2,156,685)
Loss before income taxes	(19,966,161)	(16,209,249)	(17,550,204)	(139,847,161)

Income taxes (recovery)	7,611	22,000	—	(1,085,389)
Net loss and comprehensive loss	(19,973,772)	(16,231,249)	(17,550,204)	(138,761,772)
Basic and diluted loss per common share	(0.32)	(0.33)	(0.42)	—

ONCOLYTICS BIOTECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ending December 31,	$2010	$2009	$2008	Cumulative from inception on April 2, 1998 to December 31, 2010 $
Cash Flows
Operating Activities
Net loss and comprehensive loss for the period	(19,973,772)	(16,231,249)	(17,550,204)	(138,761,772)
Amortization - intellectual property	—	180,750	361,500	3,615,000
Amortization - property and equipment	63,156	64,930	48,754	625,237
Stock based compensation	3,251,041	424,273	64,039	8,444,158
Other non-cash items	343,821	110,800	—	1,838,158
Net change in non-cash working capital	(1,717,978)	(613,383)	1,787,279	1,936,760
Cash used in operating activities	(18,033,732)	(16,063,879)	(15,288,632)	(122,302,459)

Investing Activities
Acquisition of property and equipment	(81,846)	(9,324)	(111,577)	(904,914)
Purchase of intellectual property	(51,681)	—	—	(51,681)
Purchase of short-term investments	(1,929,309)	(1,679,937)	(347,901)	(53,026,110)
Redemption of short-term investments	—	5,846,634	13,000,000	48,998,380
Investment in BCY	—	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—	—	2,532,343
Cash provided by (used in) investing activities	(2,062,836)	4,157,373	12,540,522	(1,987,380)

Financing Activities
Proceeds from exercise of stock options and warrants	528,211	15,210,210	41,600	31,039,489
Proceeds from private placements	—	—	—	38,137,385
Proceeds from acquisition of private company	—	1,800,120	—	1,800,120
Proceeds from public offering	26,759,921	20,042,570	3,421,309	93,080,698
Cash provided by financing activities	27,288,132	37,052,900	3,462,909	164,057,692

Increase in cash	7,191,564	25,146,394	714,799	39,767,853
Cash and cash equivalents, beginning of period	32,448,939	7,429,895	6,715,096	—
Impact of foreign exchange on cash and cash equivalents	(343,821)	(127,350)	—	(471,171)
Cash and cash equivalents, end of period	39,296,682	32,448,939	7,429,895	39,296,682

To view the Company’s 2010 Consolidated Financial Statements, related Notes to Consolidated Financial Statements, and Management’s Discussion and Analysis, please see the Company’s year end filings which will be available on www.sedar.com and on www.oncolyticsbiotech.com.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase 3 trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements, including the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2011 and beyond, the Company’s planned operations, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment.  Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Investors are cautioned against placing undue reliance on forward-looking statements.  The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 – 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com